Exhibit 99.1

Rectitude Holdings Ltd Announces Fiscal Year ended March 31, 2024 Full Year Financial Results

SINGAPORE, July 29, 2024 – Rectitude Holdings Ltd (the “Company” or “Rectitude”), a Singapore-based provider of safety equipment and related industrial-grade hardware products, today announced its financial results for the full year ended March 31, 2024.

Fiscal Year ended March 31, 2024 Full Year Highlights (amounts in US$ unless otherwise noted):

●	Revenues for the fiscal year ended March 31, 2024, in Singapore Dollars, increased 9.86%.

●	Gross profit margin improved to 35.57% of revenues, up 332 basis points.

●	Selling and marketing expenses in Singapore Dollars, increased S$1.32 million.

●	Research and development expenses in Singapore Dollars decreased S$0.01 million.

●	General and administrative expenses in Singapore Dollars, increased S$1.88 million.

●	Net income was $2.49 million, or $0.20 per diluted share, for the fiscal ended March 31, 2024. In Singapore Dollars, net income was S$3.36 million, or S$0.27 per diluted share, for the fiscal ended March 31, 2024, compared to net income of S$3.93 million, or S$0.31 per diluted share, for the fiscal year ended March 31, 2023.

●	Adjusted EBITDA for the fiscal year ended March 31, 2024, was $4.73 million. In Singapore Dollars, Adjusted EBITDA increased to S$6.37, from S$6.15 million in the prior year period.

“We are incredibly proud of the hard work and dedication shown from all of our employees that resulted in a year of solid performance and growth, culminating in our successful IPO and listing on Nasdaq,” said Mr. Jian Zhang, Chairman, Chief Executive Officer, and Executive Director at Rectitude. “The capital we raised through this process will be invested back into the Company to cultivate and foster long-term sustainable growth, enhanced operational efficiencies and continued exemplary service to our customers. We have already demonstrated this through our new branch opened earlier this calendar year, designed to increase our strategic presence across Singapore. We will continue to evaluate new opportunities as they present themselves to continue our growth and deliver enhanced shareholder value.”

Revenues

For the fiscal year ended March 31, 2024, total revenues were $30.69 million. In Singapore Dollars, revenues were S$41.35 million and S$37.64 for the respective fiscal years ended March 31, 2024 and 2023. The increase was primarily driven by stronger customer demand for safety equipment given the increased construction activity within the Company’s markets.

Cost of Revenues

For the fiscal year ended March 31, 2024, cost of revenues was $19.77 million. In Singapore Dollars, for the fiscal years ended March 31, 2024 and 2023, cost of revenues were S$26.65 million and S$25.50 million, respectively. The increase in cost of revenue was consistent with the increase of revenue during the year, offset due to better procurement costs secured from larger volumes of orders and more favorable product mix, as our safety equipment mainly consist of our own branded products that typically have higher margins.

Gross profit

Gross profit for the fiscal year ended March 31, 2024 was $10.92 million, representing 35.57% of operating revenues. In Singapore Dollars, gross profit for the fiscal years ended March 31, 2024 and 2023 was S$14.71 million and $12.14 million, representing 35.57% and 32.25% of operating revenues, respectively. The increase in gross profit was mainly due to increased sales volume of safety equipment and related operating leverage, favorable product mix, as well as improved efficiencies.

Selling and marketing expenses

Selling and marketing expenses primarily included expenses related to advertising and marketing activities and associated costs of our retail branches, which included labor costs, sales commissions and operating lease expenses. For the fiscal year ended March 31, 2024, selling and marketing expenses were $2.54 million. In Singapore Dollars, for the fiscal years ended March 31, 2024 and 2023, selling and marketing expenses were S$3.42 million and S$2.10 million respectively. The increase was primarily due to an increase in the allocation of resources to running and expanding retail branches along with an increase in the number of branch employees from 30 to 36, which is expected to continue in the next year.

Research and development expenses

Research and development expenses primarily consisted of compensation cost to engineering, design and product development employees and software expenses. For the fiscal year ended March 31, 2024, research and development expenses were $0.05 million. In Singapore Dollars, for the fiscal years ended March 31, 2024 and 2023, research and development expenses were S$0.07 million and S$0.08 million respectively. The decrease was primarily due to a reduction in software expenses.

General and administrative expenses

General and administrative expenses consisted primarily of motor vehicle running expenses, transportation, property maintenance and property tax, allowance for expected credit losses and general administrative expenses such as staff costs, depreciation, legal and professional fees and other miscellaneous administrative expenses. For the fiscal year ended March 31, 2024, general and administrative expenses were $5.23 million. In Singapore Dollars, for the fiscal years ended March 31, 2024 and 2023, general and administrative expenses were S$7.04 million and S$5.17 million respectively. The increase was mainly due to an increase in staff expenses resulting from increased number of employees from 68 to 71, annual salary increment adjustments, an increase in professional fees related to the IPO as well as expenses to support business growth.

Net Income

As a result of the factors described above, net income for the fiscal year ended March 31, 2024 was approximately $2.49 million. In Singapore Dollars, net income for the fiscal years ended March 31, 2024 was approximately S$3.36 million, compared to net income of S$3.93 million, for the fiscal year ended March 31, 2023.

Earnings per Share - Basic and Diluted

Earnings per basic and diluted share for the fiscal year ended March 31, 2024 was $0.20. In Singapore Dollars, earnings per basic and diluted share for the fiscal year ended March 31, 2024 was S$0.27, compared to S$0.31 for the same period of 2023.

Adjusted EBITDA

The Company also views earnings before interest, taxes, depreciation and amortization, subject to specific adjustments (Adjusted EBITDA) as an important measure of the results of operations. For the fiscal year ended March 31, 2024, Adjusted EBITDA was $4.73 million. In Singapore dollars, Adjusted EBITDA increased to S$6.37 million, from S$6.15 million during the same period. The increase was primarily due to exclusion of certain non-recurring items, such as professional fees incurred in relation to the IPO (referred to as “non-GAAP adjustments”), from the Company’s most directly comparable reported U.S. GAAP figures.

The Company believes these non-GAAP adjustments provide meaningful information to assist investors in understanding financial results and assessing prospects for future performance as they provide a better baseline for analyzing the ongoing performance of its business by excluding items that may not be indicative of core operating result.

Outlook

Contemplating the Company’s Outlook for Fiscal Year 2025, Mr. Zhang commented, “We look forward to another auspicious year of growth and strong operating performance for Rectitude. Upon completing our IPO, we have raised sufficient capital to fund our growth and begin executing our long-term strategic plan. We will continue to invest in expanding our branches and developing new product offerings to meet the enhanced demand for worker safety within the Southeast Asian markets we serve. We maintain our focus on the core principles that have guided our Company for more than 25 years as we drive our performance to new heights.”

About Rectitude Holdings Ltd

Founded in 1997 in Singapore, Rectitude is principally involved in the provision of safety equipment, encompassing essential items such as personal protective clothing, gloves, safety footwear, personal fall arrest systems, portable fire extinguishers and traffic products. The Company also offers auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. Rectitude’s products and solutions are marketed to a wide array of distributor networks and end markets, both in Singapore and increasingly throughout the Southeast Asian region, including Brunei, Cambodia, Malaysia, Indonesia, and Vietnam.

For more information, please visit the Company’s website: https://ir.rectitude.com.sg

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Rectitude

Investor Relations

Email: ir@rectitude.com.sg

Jackson Lin

Lambert Global

Phone: +1 (646) 717-4593

Email: jlin@lambert.com

RECTITUDE HOLDINGS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED MARCH 31,

	2023	2024	2024
	S$	S$	US$
Revenue	37,643,696	41,353,555	30,689,095
Cost of revenue	(25,503,026)	(26,645,034)	(19,773,680)
Gross profit	12,140,670	14,708,521	10,915,415

Operating expenses
Selling and marketing expenses	(2,104,824)	(3,423,531)	(2,540,654)
Research and development expenses	(83,684)	(76,386)	(56,687)
General and administrative expenses	(5,169,398)	(7,044,966)	(5,228,175)
Total operating expenses	(7,357,906)	(10,544,883)	(7,825,516)

Income from operations	4,782,764	4,163,638	3,089,899

Other income (expense)
Other income, net	156,878	198,440	147,265
Interest expense	(142,496)	(214,462)	(159,155)
Total other income, net	14,382	(16,022)	(11,890)

Income before income tax	4,797,146	4,147,616	3,078,009

Income tax expense	(870,325)	(792,207)	(587,909)
Net income and comprehensive income	3,926,821	3,355,409	2,490,100

Weighted average number of ordinary shares
Basic and diluted*	12,500,000	12,500,000	12,500,000
Earnings per share
Basic and diluted	0.31	0.27	0.20

RECTITUDE HOLDINGS LTD

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2023	2024	2024
	S$	S$	US$
Assets
Current assets
Cash and cash equivalents	2,432,557	3,468,594	2,574,096
Accounts receivable, net	10,918,435	11,508,064	8,540,307
Inventories, net	5,781,804	6,249,895	4,638,141
Other receivables	431,134	497,309	369,061
Advances to related parties	218,318	358,019	265,691
Deferred initial public offering (“IPO”) costs	—	1,560,933	1,158,392
Total current assets	19,782,248	23,642,814	17,545,688

Non-current assets
Financial instrument	221,791	231,293	171,646
Property, plant and equipment, net	6,112,541	5,811,883	4,313,086
Right-of-use assets – operating leases	2,580,422	4,522,524	3,356,233
Total non-current assets	8,914,754	10,565,700	7,840,965
Total assets	28,697,002	34,208,514	25,386,653

Liabilities and shareholders’ equity
Current liabilities
Bank loans, current portion	381,083	598,848	444,414
Finance lease liabilities, current portion	211,119	168,192	124,818
Accounts payable	6,670,883	6,441,094	4,780,033
Operating lease liabilities, current portion	670,186	1,240,129	920,318
Other payables	429,637	3,058,781	2,269,967
Amount due to shareholders	186,950	—	—
Amount due to a director	8,600	—	—
Provision for income taxes	1,045,383	1,177,119	873,558
Dividend payable	2,000,000	—	—
Total current liabilities	11,603,841	12,684,163	9,413,108

Non-current liabilities:
Bank loans, non-current portion	3,415,360	3,070,967	2,279,011
Finance lease liabilities, non-current portion	494,006	379,481	281,619
Operating lease liabilities, non-current portion	1,952,445	3,487,144	2,587,862
Deferred tax liabilities	1,446	1,446	1,073
Total non-current liabilities	5,863,257	6,939,038	5,149,565
Total liabilities	17,467,098	19,623,201	14,562,673
Commitments and contingencies (Note 19)	—	—	—
Shareholders’ equity
Ordinary shares, US$0.0001 par value, authorized 500,000,000 shares, issued 12,500,000 shares outstanding as of March 31, 2023 and 2024, respectively*	1,707	1,707	1,250
Additional paid-in capital	3,377,293	3,377,293	2,506,340
Retained earnings	7,850,904	11,206,313	8,316,390
Total shareholders’ equity	11,229,904	14,585,313	10,823,980
Total liabilities and shareholders’ equity	28,697,002	34,208,514	25,386,653

RECTITUDE HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31,

	2023	2024	2024
	S$	S$	US$
Cash flows from operating activities
Net income	3,926,821	3,355,409	2,490,100

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property, plant and equipment	540,105	536,013	397,783
Amortization of right-of-use assets	667,660	986,420	732,037
Operating lease modifications	(53,991)	(7,025)	(5,213)
Property, plant and equipment write-off	3,534	—	—
Bad debts write-off	2,563	—	—
Loss/ (Gain) on disposal of property, plant and equipment	(386)	(5,000)	(3,711)
Allowance for inventories write-down	256,919	56,415	41,866
Provision for allowance for expected credit losses – third parties	214,169	68,436	50,787
Fair value change in financial instrument	(1,542)	(9,502)	(7,052)

Changes in operating assets and liabilities
Accounts receivable, net	(1,745,800)	(899,646)	(667,641)
Other receivables	(53,357)	35,705	26,497
Advances to related parties	32,290	—	—
Inventories	(418,177)	(524,506)	(389,244)
Accounts payable	594,653	(229,789)	(170,530)
Other payables	(234,690)	1,602,687	1,189,378
Finance lease liabilities – interest portion of lease payment	(41,225)	(80,461)	(59,711)
Operating lease liabilities	(636,239)	(816,855)	(606,200)
Income tax payable	553,929	131,736	97,765
Net cash provided by operating activities	3,607,236	4,200,037	3,116,911

Cash flows from investing activities:
Purchases of property, plant and equipment	(13,551)	(235,355)	(174,660)
Proceeds from disposal of property, plant and equipment	386	5,000	3,711
Net cash used in investing activities	(13,165)	(230,355)	(170,949)

Cash flows from financing activities:
Advances from / (Repayment to) shareholders, net	161,127	(186,950)	(138,738)
Dividends paid	(1,150,000)	(2,000,000)	(1,484,230)
Deferred IPO expenses	—	(543,076)	(403,025)
Repayments of bank loans	(1,140,400)	(126,628)	(93,973)
Payments for finance lease liabilities – principal portion	(173,950)	(76,991)	(57,137)
Net cash used in financing activities	(2,303,223)	(2,933,645)	(2,177,103)
Net changes in cash and cash equivalents	1,290,848	1,036,037	768,859
Cash and cash equivalents at beginning of the year	1,141,709	2,432,557	1,805,237
Cash and cash equivalents at end of the year	2,432,557	3,468,594	2,574,096

Supplement disclosures of cash flow information
Income taxes paid	(316,396)	(660,471)	(492,631)
Interest paid	(142,496)	(214,462)	(159,155)